N E W S R E L E A S E

February 1, 2006	Trading Symbols:
News Release 06-06	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS FURTHER RESULTS FROM

PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico has again expanded the zone along its southern and eastern flanks with silver values over thick intervals. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Highlights of ongoing diamond drilling include:

•       PD-71, a hole near the center of the South Ridge Zone, whose depth was extended from 190.8 meters to 286.8 meters. The new mineralized interval grades 4.5 ounces of silver per ton over 423.2 feet (154.3 grams of silver per tonne over 129.0 meters).

•       PD-65, an inclined hole collared on the northeastern side of the South Ridge Zone, which intersected two mineralized intervals, the first with 165.0 feet averaging 5.5 ounces of silver per ton (50.3 meters averaging 189.8 grams of silver per tonne), and the second with 126.3 feet averaging 2.1 ounces of silver per ton (38.5 meters averaging 73.4 grams of silver per tonne).

•       PD-75, a vertical hole collared at the same location as PD-65, which intersected two mineralized intervals, the first with 241.6 feet averaging 3.2 ounces of silver per ton (73.2 meters averaging 110.3 grams of silver per tonne), and the second with 76.1 feet averaging 3.8 ounces of silver per ton (23.0 meters averaging 130.5 grams of silver per tonne).

PD-75 plus PD-59, PD-64, PD-70 and PD-73 form a 200 meter-long fence of vertical holes along the eastern margin of the South Ridge Zone. They also indicate the potential for significant silver mineralization extending downdip to the east and along strike to the north. Drilling is continuing with three diamond drill rigs now on site.

The resource estimate for South Ridge was limited to drilling up to and including diamond hole PD-62. Holes that follow, including those reported in this release, will be added to the next resource update. A fifth zone, Breccia Ridge, requires additional drilling before a resource estimate can be completed. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard’s measured silver resources will total 101.9 million ounces, indicated resources will total 488.6 million ounces and inferred resources will total 508.6 million ounces on closing of the previously reported acquisition of the Veta Colorada silver project in Mexico.

The company presently has two feasibility studies underway, the first, a priority update for Silver Standard’s wholly-owned Pirquitas silver project in northern Argentina and a second study for the 50%-owned Manantial Espejo silver-gold property in southern Argentina. With the continued strength in silver prices, Silver Standard has commissioned updates for scoping and/or prefeasibility studies for other advanced projects in the company’s development pipeline including Diablillos in northern Argentina, Bowdens in Australia, Shafter in Texas and Challacollo in Chile.

In other company developments, institutional investors exercised warrants in January 2006 that provided Silver Standard with an additional $25.6 million in cash. The warrants had been issued in connection with a financing completed in early 2004.

Silver Standard Resources Inc. is a well-financed silver resource company with approximately $44.7 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $49.3 million at January 30, 2006. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Diamond Drilling Results – February 2006

South Ridge Zone

Hole No.	Location	Dip/ Azimuth	From ( m )	To ( m )	Interval ( m )	Silver (in grams/tonne)	Interval (in feet)	Silver (in oz./ton)
PD-59 (1)	504502E	90°/00°	163.1	205.4	42.4	202.7	139.0	5.9
	2810519N
PD-64 (1)	504481E	90°/00°	88.4	204.6	116.2	128.6	381.2	3.8
	2810631N
PD-65	504460E	270°/45°	21.3	71.6	50.3	189.8	165.0	5.5
	2810730N	and	144.4	182.9	38.5	73.4	126.3	2.1
PD-66 (1)	504233E	84°/65°	200.0	221.3	21.3	139.5	70.0	4.1
	2810683N
PD-68 (1)	504230E	70°/155°	180.2	194.4	14.2	72.9	46.6	2.1
	2810690N	and	224.3	248.7	24.4	100.8	80.0	2.9
PD-70 (1)	504500E	90°/00°	102.1	181.5	79.4	399.5	260.5	11.7
	2810470N	incl.	115.8	149.4	33.5	800.3	110.0	23.3
PD-71	504230E	60°/210°	157.8	286.8	129.0	154.3	423.2	4.5
	2810690N
PD-73 (1)	504500E	90°/00°	85.3	144.8	59.4	66.6	195.0	1.9
	2810420N
PD-74	504230E	295°/65°	175.6	201.5	25.9	79.6	85.6	2.3
	2810682N
PD-75	504460E	90°/00°	54.9	128.0	73.2	110.3	241.6	3.2
	2810730N	and	138.5	161.5	23.0	130.5	76.1	3.8

(1) Previously reported. Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above.

All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.